EXHIBIT 99.1

ENCANA CORPORATION

FORM 51-102F4
BUSINESS ACQUISITION REPORT

ITEM 1. – IDENTITY OF COMPANY

1.1	Name and Address of Company

Encana Corporation ("Encana")
4400, 500 Centre Street S.E.
Calgary, Alberta
T2P 2S5

1.2	Executive Officer

The executive officer of Encana who is knowledgeable about the significant acquisition and this Business Acquisition Report is Sherri A. Brillon, Executive Vice-President & Chief Financial Officer and her business telephone number is 403-645-2000.

ITEM 2. – DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

On June 20, 2014, Encana, through its subsidiary, Encana Oil & Gas (USA) Inc., completed its previously announced acquisition (the "Acquisition") of approximately 45,500 net (69,700 gross) acres in the Karnes, Wilson and Atascosa counties of south Texas (the "Eagle Ford Assets") from Freeport-McMoRan Oil & Gas LLC and PXP Producing Company LLC (collectively, "Freeport"), subsidiaries of Freeport-McMoRan Copper & Gold Inc., for the purchase price of approximately US$3.1 billion pursuant to the terms of the purchase and sale agreement among Encana Oil & Gas (USA) Inc. and Freeport dated May 6, 2014.

The Acquisition is a strategic non-conventional oil weighted acquisition comprising average net production for the year ended December 31, 2013 of 33.0 thousand barrels per day (Mbbls/d) (72%) of shale oil, 40.5 million cubic feet per day (MMcf/d) (15%) of natural gas and 5.7 Mbbls/d (13%) of natural gas liquids (NGLs) production.  For the three months ended March 31, 2014, net production was 39.3 Mbbls/d of shale oil, 44.3 MMcf/d of natural gas and 5.8 Mbbls/d of NGLs. The Eagle Ford Assets include 206 gross (174 net) operated producing oil wells, 83 gross (35 net) non-operated producing oil wells, 40 gross (39 net) operated producing natural gas wells and 1 gross (0.2 net) non-operated producing natural gas well as at December 31, 2013.  Oil field production is gathered to 22 central production facilities, with the majority of the oil subsequently transported to sales points by pipeline or trucked from facilities depending on the sales contract.  Pricing on oil production is relative to Louisiana Light Sweet.  Natural gas is dedicated, gathered and processed under a commitment with remaining terms of up to seven years and is sold at Texas interstate markets.

Certain reserves data and other oil and gas information in respect of the Eagle Ford Assets are attached hereto as Schedule A – Reserves Data and Other Oil and Gas Information in Respect of the Eagle Ford Assets.

2.2	Date of Acquisition

The Acquisition was completed on June 20, 2014 with an effective date of April 1, 2014.

2.3	Consideration

The aggregate purchase price for the Eagle Ford Assets was approximately US$3.1 billion in cash, before closing adjustments. The purchase price was wholly financed by cash on hand.

2.4	Effect on Financial Position

The Acquisition aligns with Encana's strategy announced in November of 2013 by adding a sixth core growth asset in an established oil production basin. Encana anticipates that the Acquisition will approximately double its current oil production and significantly enhance its continuing efforts to reposition to a more balanced commodity portfolio.

Encana does not presently plan or propose to make any material changes in its strategy, either generally or with respect to the Eagle Ford Assets, that would reasonably be expected to have a significant effect on the financial performance or financial position of Encana.

2.5	Prior Valuation

No valuation required by securities legislation or a Canadian stock exchange or market to support the consideration payable by Encana pursuant to the Acquisition has been obtained within the past 12 months by Encana.

2.6	Parties to Transaction

The Acquisition was not with an "informed person" (as such term is defined in Section 1.1 of National Instrument 51-102 Continuous Disclosure Obligations), associate or affiliate of Encana.

2.7	Date of Report

June 20, 2014.

ITEM 3. – FINANCIAL STATEMENTS

Section 8.10 ("Acquisition of an Interest in an Oil and Gas Property") of National Instrument 51-102 Continuous Disclosure Obligations applies for the purposes of this Business Acquisition Report. Accordingly, the following operating statements are included herein:

(i)
the audited operating statements containing revenues, direct operating expenses and revenues in excess of direct operating expenses of the Eagle Ford Assets for the years ended December 31, 2013 and 2012, and the unaudited operating statements containing revenues, direct operating expenses and revenues in excess of direct operating expenses of the Eagle Ford Assets for the three month periods ended March 31, 2014 and 2013, attached hereto as Schedule B; and

(ii)
the unaudited pro forma operating statement of Encana for the financial year ended December 31, 2013 and three months ended March 31, 2014, as if the Acquisition had taken place at the beginning of the financial year ended December 31, 2013, attached hereto as Schedule C.

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ADVISORY REGARDING RESERVES AND OTHER OIL AND GAS INFORMATION

The estimates of various classes of reserves (proved and probable) contained in this Business Acquisition Report represent arithmetic sums of multiple estimates of such classes for different properties, which statistical principles indicate may be misleading as to volumes that may actually be recovered.  Readers should give attention to the estimates of individual classes of reserves and appreciate the differing probabilities of recovery associated with each class.

Encana uses the term resource play. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

In this Business Acquisition Report, certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Boe may be misleading, particularly if used in isolation. A conversion ratio of six Mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS AND INFORMATION

In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management's assessment of Encana's and its subsidiaries' future plans and operations, certain statements contained in this Business Acquisition Report are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as "forward-looking statements." Forward-looking statements in this Business Acquisition Report include, but are not limited to: expected effects of the Acquisition, including creating a more balanced commodity portfolio; anticipated reserves for the Eagle Ford area; anticipated oil and gas production for the Eagle Ford area; the future development of land in the Eagle Ford area, including costs of such development and the source of funds in respect thereof; the anticipated profitable nature of the Eagle Ford area; the expected impact of the transaction on Encana’s 2014 oil production; anticipated replacement of gas production by oil and NGLs production and the resulting expected increase in margins.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the company's operations and financial condition and the value and amount of its reserves; assumptions based upon the company's current guidance; fluctuations in currency and interest rates; risk that the company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as "partnerships" or "joint ventures" and the funds received in respect thereof which Encana may refer to from time to time as "proceeds", "deferred purchase price" and/or "carry capital", regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the company's and its subsidiaries' marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company's ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the company not operating all of its properties and assets; counterparty risk; risk of

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downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company's ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the company's capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana's current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this Business Acquisition Report.

In addition, statements relating to reserves in this Business Acquisition Report are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the described reserves exist in the quantities predicted or estimated, and can be profitably produced in the future. There is no certainty that the reserves exist in the quantities predicted or estimated or that it will be commercially viable to produce any portion of the reserves described in this Business Acquisition Report.

Assumptions with respect to forward-looking statements regarding expanding Encana's oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGLs production from existing properties within its asset portfolio.

Furthermore, the forward-looking statements contained in this Business Acquisition Report are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Business Acquisition Report are expressly qualified by this cautionary statement.

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SCHEDULE A

RESERVES DATA AND OTHER OIL AND GAS INFORMATION IN RESPECT OF THE
EAGLE FORD ASSETS

CONVENTIONS

Certain terms used but not defined herein are defined in National Instrument 51-101 – Standards for Oil and Gas Activities ("NI 51-101") and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101. All financial information herein has been presented in United States dollars in accordance with United States generally accepted accounting principles ("U.S. GAAP").

ABBREVIATIONS

Oil and Natural Gas Liquids
Natural Gas
Bbl	barrel	Mcf	thousand cubic feet
Bbls	barrels	MMcf	million cubic feet
Bbls/d	barrels per day	Bcf	billion cubic feet
Mbbls	thousand barrels	Mcf/d	thousand cubic feet per day
MMbbls	million barrels	MMcf/d	million cubic feet per day
NGLs	natural gas liquids	MMbtu	million British Thermal Units

Other
°API	an indication of the specific gravity of crude oil measured on the API gravity scale
BOE	barrel or barrels of oil equivalent, using the conversion factor of 6 Mcf of natural gas being equivalent to one barrel of oil
BOE/d	barrels of oil equivalent per day
MBOE	thousand barrels of oil equivalent
MMBOE	million barrels of oil equivalent

BARREL OF OIL EQUIVALENCY

In this Schedule A, certain natural gas volumes have been converted to BOE on the basis of one Bbl to six Mcf. BOE may be misleading, particularly if used in isolation. A conversion ratio of six Mcf to one Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

OIL AND NATURAL GAS RESERVES

The reserves data for the Eagle Ford Assets set forth below is based upon the report of Netherland, Sewell & Associates, Inc. (“NSAI”) dated June 4, 2014 evaluating the crude oil, natural gas and NGLs reserves of the Eagle Ford Assets effective as at December 31, 2013 (the “Eagle Ford Assets Reserves Report”).  The reserves data summarizes the crude oil, natural gas and NGLs reserves and the net present value of future net revenue for these reserves using forecast prices and costs, not including the impact of any price risk management activities. The Eagle Ford Assets Reserves Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserves definitions contained in NI 51-101.

The Eagle Ford Assets Reserves Report is based on certain factual data supplied by Freeport and the opinion of NSAI of reasonable practice in the industry.  The extent and character of ownership and all factual data pertaining to petroleum properties and contracts (except for information residing in the public domain) were supplied by Freeport to NSAI.  NSAI accepted this data as presented and neither title searches nor field inspections were conducted.

The net present value of future net revenue attributable to reserves is stated without provision for interest costs, but after providing for estimated royalties, production costs, development costs, other income, future capital expenditures and well abandonment costs for only those wells assigned reserves by NSAI.  It should not be assumed that the undiscounted or discounted net present value of future net revenue attributable to the reserves estimated by NSAI represents the fair market value of those reserves.  Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized herein.  The recovery and reserves estimates of crude oil, natural gas and NGLs reserves are estimates only and the actual reserves may be greater or less than the estimates provided herein.

The tables below summarize the data contained in the Eagle Ford Assets Reserves Report and, as a result, may contain slightly different numbers than such report due to rounding. All reserves associated with the Eagle Ford Assets are located in the United States, specifically in south Texas.

Reserves Data for the Eagle Ford Assets
As of December 31, 2013

Summary of Oil and Gas Reserves
(Forecast Prices and Costs)

	Oil & NGLs (MMbbls)
Reserves Category	Shale Oil		NGLs(1)		Total		Natural Gas(1) (Bcf)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved
Developed producing	36.8	28.3	7.0	5.4	43.8	33.7	49.5	38.2
Developed non-producing	2.1	1.7	0.3	0.2	2.4	1.9	1.9	1.4
Undeveloped	14.0	10.9	2.1	1.6	16.1	12.5	14.8	11.5
Total Proved	52.9	40.9	9.4	7.2	62.3	48.1	66.2	51.1
Probable	8.7	6.7	1.2	0.9	9.9	7.6	8.6	6.6
Total Proved Plus Probable	61.6	47.6	10.6	8.1	72.2	55.7	74.8	57.7

Note:
(1) Natural Gas and NGLs are presented separately in table above, but are produced as associated by-products of non-conventional Shale Oil.

Summary of Net Present Values of Future Net Revenue
(Forecast Prices and Costs)

	Net Present Value of Future Net Revenue Before Income Taxes Discounted at (%/year)
Reserves Category	0%	5%	10%	15%	20%
	($ millions)
Proved
Developed producing	1,892	1,697	1,540	1,413	1,310
Developed non-producing	119	107	98	91	85
Undeveloped	328	254	197	154	121

Total Proved	2,339	2,058	1,835	1,658	1,516
Total Probable	193	131	88	60	40
Total Proved Plus Probable	2,532	2,189	1,923	1,718	1,556

	Net Present Value of Future Net Revenue After Income Taxes Discounted at (%/year)
Reserves Category	0%	5%	10%	15%	20%
	($ millions)
Proved
Developed producing	1,185	1,073	977	898	831
Developed non-producing	77	69	63	58	55
Undeveloped	204	158	122	94	72

Total Proved	1,466	1,300	1,162	1,050	958
Total Probable	120	83	55	36	23
Total Proved Plus Probable	1,586	1,383	1,217	1,086	981

Additional Information Concerning Future Net Revenue (Undiscounted) as of December 31, 2013

($ millions)	Proved	Proved Plus Probable
Revenues, net of royalties	4,469	5,219
Production and mineral taxes	249	291
Operating costs	1,309	1,575
Development costs	463	699
Abandonment costs	109	122
Future net revenue, before income taxes	2,339	2,532
Income tax	873	946
Future Net Revenue, After Income Taxes	1,466	1,586

Future Net Revenue by Production Group as of December 31, 2013

Reserves Category	Future Net Revenue Before Income Tax (Discounted at 10%/year)	Unit Value(2)
	($ millions)	($/BOE)
Total Proved
Shale Oil(1)	1,835	32.42

Total Proved Plus Probable
Shale Oil(1)	1,923	29.43
Notes:
(1)	Shale Oil is part of the Light and Medium Crude Oil production group category and includes associated gas and by-products.
(2)	The unit is calculated by dividing the discounted Future Net Revenue by net reserves for the principal product of the production group.

Notes and Definitions
In the tables set forth above, the following notes and other definitions are applicable.

Reserve Categories
The determination of crude oil, natural gas and NGLs reserves involves the preparation of estimates that have an inherent degree of associated uncertainty. Categories of proved, probable and possible reserves have been established to reflect the level of these uncertainties and to provide an indication of the probability of recovery.

The estimation and classification of reserves requires the application of professional judgment combined with geological and engineering knowledge to assess whether or not specific reserves classification criteria have been satisfied. Knowledge of concepts including uncertainty and risk, probability and statistics, and deterministic and probabilistic estimation methods are required to properly use and apply reserves definitions.

“Gross” reserves are the working interest share before the deduction of estimated royalty obligations and without including royalty interests of the owner.

“Net” reserves are the working interest share after deduction of estimated royalty obligations and including the owner's royalty interests.

“Reserves” are estimated remaining quantities of crude oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on:

(a)	analysis of drilling, geological, geophysical and engineering data;

(b)	the use of established technology; and

(c)	specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed.

Reserves are classified according to the degree of certainty associated with the estimates.

“Proved reserves” are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

“Probable reserves” are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Each of the reserves categories may be divided into developed and undeveloped categories.

“Developed reserves” are those reserves that are expected to be recovered from existing wells and installed facilities, or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

“Developed producing reserves” are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

“Developed non-producing reserves” are those reserves that either have not been on production, or have previously been on production but are shut-in and the date of resumption of production is unknown.

“Undeveloped reserves” are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves category (proved, probable, possible) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to sub-divide the developed reserves for the pool between developed producing and developed non-producing. This allocation is based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves
The qualitative certainty levels referred to in the definitions above are applicable to “individual reserves entities”, which refers to the lowest level at which reserves calculations are performed, and to “reported reserves”, which refers to the highest level sum of individual entity estimates for which reserves estimates are presented. Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a)	at least a 90% probability that the quantities actually recovered will equal or exceed the estimated proved reserves;

(b)	at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves; and

(c)	at least a 10% probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates are prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Pricing Assumptions — Forecast Prices and Costs

NSAI employed the following pricing, inflation rate and exchange rate assumptions based on the GLJ Petroleum Consultants Ltd. commodity price forecasts effective January 1, 2014  in estimating reserves data using forecast prices and costs.

	Oil	Natural Gas	NGLs (1)	Forecast Factors
Year	Light Louisiana Sweet	Henry Hub Price		Inflation Rate(2)
	($/bbl)	($/MMbtu)	($/bbl)	(%/year)
2014	102.13	4.25	58.26	2.0
2015	102.13	4.50	61.42	2.0
2016	101.85	4.75	61.42	2.0
2017	100.45	5.00	61.42	2.0
2018	100.45	5.25	61.42	2.0
2019-2023	100.45-105.41	5.50-5.97	61.42-65.88	2.0
Thereafter	+2%/year	+2%/year	+2%/year	2.0

Notes:
(1)	NGLs pricing is based on a percentage of Mont Belvieu Propane Prices as derived from the Eagle Ford Assets Reserves Report.
(2)	Default cost inflation rate.

Undeveloped Reserves
Proved and probable undeveloped reserves were attributed where warranted on the basis of economics, technical merit, commercial considerations and development plans.  Development opportunities were pursued at a pace dependent on capital availability and allocation determined by Freeport. All of the proved and probable undeveloped reserves at December 31, 2013 have been scheduled for development within the next five years.

Proved Undeveloped Reserves
Proved undeveloped reserves are generally those reserves related to wells that have been tested and not yet tied-in, wells drilled near the end of the fiscal year or wells further away from gathering systems. In addition, such reserves may relate to planned infill drilling locations.  Proved undeveloped reserves volumes for the purposes of this filing were first attributed by Freeport at December 31, 2013 as a result of its acquisition of Plains Exploration & Production Company on May 31, 2013, which is disclosed above under the heading “Oil and Natural Gas Reserves — Summary of Oil and Gas Reserves”.

Probable Undeveloped Reserves
Probable undeveloped reserves are generally those reserves tested or indicated by analogy to be productive, infill drilling locations and lands contiguous to production.  Probable undeveloped reserves volumes are included in the total Probable reserve volumes as at December 31, 2013 as disclosed above under the heading “Oil and Natural Gas Reserves— Summary of Oil and Gas Reserves”. The probable undeveloped reserves volumes for the purposes of this filing were first attributed by Freeport at December 31, 2013, as a result of its acquisition of Plains Exploration & Production Company on May 31, 2013, by product type, include: Shale Oil of 5.5 MMbbls; NGLs of 0.7 MMbbls; and Natural Gas of 4.9 Bcf.  Natural Gas and NGLs are presented separately, but are produced in associated with non-conventional Shale Oil.

Significant Factors or Uncertainties
The development schedule of undeveloped reserves is based on forecast price assumptions for the determination of economic projects. The actual prices that occur may be significantly lower or higher resulting in some projects being delayed or accelerated, as the case may be.

As circumstances change and additional data becomes available, reserve estimates also change. Estimates made are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions.   Reserves can be affected significantly by fluctuations in product pricing, capital expenditures, operating costs, royalty regimes, well performance, economic conditions and governmental restrictions.

Future Development Costs
The table below summarizes development costs deducted in the estimation of future net revenue attributable to proved reserves and proved plus probable reserves, using undiscounted forecast prices and costs.

($ millions)	Proved	Proved Plus Probable

2014	207	256
2015	179	238
2016	56	134
2017	8	45
2018	12	23
Remainder	1	3
Total	463	699

Future development costs are associated with reserves as evaluated by NSAI and do not necessarily reflect Encana’s exploration and development budget.  Encana expects to fund its future development costs with future cash flows, available cash balances, divestitures, joint ventures, or a combination of these.  In addition, Encana currently has available capacity on its credit facilities and anticipates being able to access capital markets if necessary.

Location of Oil and Natural Gas Properties and Wells
The following table summarizes interests in oil and natural gas wells which are producing, or capable of production, as at December 31, 2013.

	Producing Oil		Producing Gas		Total Producing		Non-Producing Oil (1)(2)		Non-Producing Gas (1)		Total Non- Producing (1)(2)
(number of wells)	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Texas	289	209	41	40	330	249	1	1	-	-	1	1

Notes:
(1)
At December 31, 2013 and excluded from the table above are 34 gross (29 net) oil wells and 2 gross (2 net) gas wells that were considered capable of producing but were not producing as they were wells in progress and awaiting completion or waiting to be tied in, which is anticipated to occur in the near term. The wells in progress are located near existing infrastructure and/or within economic distance of transportation.

(2)
The non-producing oil well in the table above is capable of producing but has not produced for 9 months as it was shut-in but not abandoned. The non-producing well is located near existing infrastructure and/or within economic distance of transportation.

Properties with No Attributed Reserves
The following table summarizes the gross and net acres with no attributed reserves that form part of the Eagle Ford Assets as at December 31, 2013 and the net acres with no attributable reserves for which the rights to explore, develop and exploit are expected to expire within one year. All such lands are located in south Texas.

(thousands of acres)	Gross Acres(1)	Net Acres(1)	Net Acres expiring within one year
Texas	10,044	6,255	3,713

Note:
(1)	Properties with different formations under the same surface area and subject to separate leases have been calculated on an aerial basis, as such gross and net acreage have only been counted once.

Production Estimates
The following table discloses for each product type the gross and net volume of production estimated by NSAI for the year ended December 31, 2014 in the estimates of gross and net proved and gross probable reserves disclosed above under the heading “Oil and Natural Gas Reserves — Summary of Oil and Gas Reserves”.

	Oil & NGLs (MMbbls)						Natural Gas(1) (Bcf)
Reserves Category	Shale Oil		NGLs(1)		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved	12.3	9.5	2.1	1.6	14.4	11.1	14.9	11.5
Probable	0.4	0.3	-	-	0.4	0.3	0.3	0.2
Total Proved Plus Probable	12.7	9.8	2.1	1.6	14.8	11.4	15.2	11.7

Note:
(1) Natural Gas and NGLs are presented separately in table above, but are produced as associated by-products of the non-conventional Shale Oil.

No field accounts for more than 20% of the production estimate.

Production History
The following table summarizes net production, for the periods indicated below:

	2014	2013
	Q1	Annual 2013	Q4	Q3	Q2	Q1
Average daily production(1)
Shale Oil (Mbbls/d)	39.3	33.0	35.5	33.5	30.6	32.3
NGLs(1) (Mbbls/d)	5.8	5.7	6.0	6.0	5.3	5.5
Natural Gas(1) (MMcf/d)	44.3	40.5	43.5	40.4	38.2	39.8
Total (MBOE/d)	52.5	45.5	48.8	46.3	42.3	44.5

Note:
(1) Natural Gas and NGLs are presented separately in table above, but are by products of the non-conventional Shale Oil.

SCHEDULE B

THE AUDITED OPERATING STATEMENTS OF THE EAGLE FORD ASSETS FOR THE YEARS ENDING DECEMBER 31, 2013 AND 2012 AND THE UNAUDITED OPERATING STATEMENTS FOR THE EAGLE FORD ASSETS FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

Operating Statements of
Certain Oil and Gas Properties of Freeport-McMoRan Oil & Gas LLC and
PXP Producing Company LLC (as described in Note 1)

Pages
Independent Auditors’ Report	B-2

Operating Statements of Certain Oil and Gas Properties of Freeport-McMoRan Oil & Gas LLC and PXP Producing Company LLC (as described in Note 1) for the years ended December 31, 2013 and 2012	B-3

Notes to Operating Statements of Certain Oil and Gas Properties of Freeport-McMoRan Oil & Gas LLC and PXP Producing Company LLC (as described in Note 1)	B-4

Unaudited Interim Operating Statements of Certain Oil and Gas Properties of Freeport-
McMoRan Oil & Gas LLC and PXP Producing Company LLC (as described in Note 1) for the three months ended March 31, 2014 and 2013
B-6

Notes to Unaudited Interim Operating Statements of Certain Oil and Gas Properties of Freeport-McMoRan Oil & Gas LLC and PXP Producing Company LLC (as described in Note 1)	B-7

Independent Auditors’ Report

To the Executive Committee of
Freeport-McMoRan Oil & Gas LLC

We have audited the accompanying schedule of revenues and direct operating expenses of certain oil and gas properties (the “Properties”) of Freeport-McMoRan Oil & Gas LLC and PXP Producing Company LLC (collectively, “FM O&G”) for the years ended December 31, 2013 and December 31, 2012, and the related notes, which comprise a summary of significant accounting policies and other explanatory information (the “operating statements”).

Management’s responsibility for the operating statements

Management of FM O&G is responsible for the preparation of the operating statements of the Properties in accordance with the financial reporting framework specified in subsection 3.11(5) of National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards for operating statements of an acquired oil and gas property, and for such internal control as management determines is necessary to enable the preparation of the operating statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on the operating statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the operating statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the operating statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the operating statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the operating statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the operating statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the operating statements of the Properties for the years ended December 31, 2013 and 2012 are prepared in all material respects in accordance with the financial reporting framework specified in subsection 3.11(5) of National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards for operating statements of an acquired oil and gas property.

Ernst & Young LLP

Houston, Texas
June 19, 2014

Operating Statements of
Certain Oil and Gas Properties of Freeport-McMoRan Oil & Gas LLC and
PXP Producing Company LLC (as described in Note 1)

	Year Ended December 31,
(in millions USD$)	2013	2012
Revenues	$1,332	$804
Direct Operating Expenses	197	117
Revenues in Excess of Direct Operating Expenses	$1,135	$687

See accompanying Notes to the Operating Statements

Notes to Operating Statements of
Certain Oil and Gas Properties of Freeport-McMoRan Oil & Gas LLC and
PXP Producing Company LLC (as described in Note 1)

1. Background and Basis of Presentation

Background – On May 6, 2014 Freeport-McMoRan Oil & Gas LLC and PXP Producing Company LLC (collectively, “FM O&G”), entered into a definitive purchase and sale agreement (“PSA”) to sell their Eagle Ford shale assets (the “Properties”) for $3.1 billion to Encana Oil & Gas (USA) Inc., a subsidiary of Encana Corporation (collectively, “Encana”).  The parties expect the transaction will close on June 20, 2014, and will be effective as of April 1, 2014.

Basis of Presentation – The accompanying audited Operating Statements containing revenues and direct operating expenses relate to the operations of the Properties and are prepared in accordance with the financial reporting framework specified in subsection 3.11(5) of National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards for an operating statement.

The line items in the Operating Statements have been prepared in all respects using accounting policies that are permitted by generally accepted accounting principles in the United States of America (U.S. GAAP) applicable to publicly accountable enterprises, with such accounting policies applying to those line items as if such line items were presented as part of a complete set of financial statements.

Accordingly, the Operating Statements include the following line items: Revenues (consisting of crude oil, natural gas and natural gas liquid sales, net of royalties), Direct Operating Expenses and Revenues in Excess of Direct Operating Expenses related to the Properties. Historically, the Properties were not prepared nor presented in financial statements on a stand-alone basis or in separate legal entities. As a result, the accompanying statements vary from a complete income statement in accordance with U.S. GAAP in that they do not reflect certain expenses that were incurred in connection with the ownership and operation of the Properties including, but not limited to, general and administrative expenses, interest expense and federal and state income tax expenses. These costs were not separately allocated to the Properties in the accounting records of FM O&G and are not indicative of costs which would have been incurred by the Properties on a stand-alone basis. In addition, these costs would not be indicative of the historical performance of the Properties had they been Encana’s properties because of potential differences in the size, structure, operations and accounting policies of FM O&G and Encana. The accompanying statements also do not include provisions for depreciation, depletion, amortization and accretion, as such amounts may not be indicative of the costs which Encana may incur upon the allocation of the purchase price paid for the Properties. Furthermore, no balance sheet has been presented for the Properties because their historical cost and related working capital balances are not segregated or easily obtainable, nor has information about the Properties’ operating, investing and financing cash flows been provided for similar reasons. Accordingly, the historical Operating Statements of the Properties are presented in lieu of the full financial statements.

These Operating Statements are not indicative of the results of operations for the Properties on a go forward basis.

The line items included in these Operating Statements are measured using the currency of the economic environment in which the Properties operate.  These Operating Statements are presented in United States (U.S.) dollars.

2. Significant Accounting Policies

Use of Estimates – The revenues and direct operating expenses are derived from the historical operating statements of FM O&G. U.S. GAAP requires management to make estimates and assumptions that affect such line items. Actual results could be different from those estimates.

Revenue Recognition – Oil and gas revenue is recognized upon delivery and passage of title using the sales method for gas imbalances, net of any royalty interests or other profit interests in the produced product. Oil and gas royalties in the U.S. are paid, pursuant to a lease agreement, to the owners of the mineral rights, which can include private citizens, state governments or the federal government. Royalties can also be granted out of the lessee’s interest in the lease (often referred to as an overriding royalty). At the time the PSA was executed, the royalty rates on the Properties ranged from 14% to 31%.

Direct Operating Expenses – Direct operating expenses are recognized when incurred and consist of the direct expenses of operating the Properties. The direct operating expenses include lease operating expenses, electricity, production and ad valorem taxes, gathering, processing and transportation expenses. Lease operating expenses include lifting costs, well repair expenses, surface repair expenses, well workover costs and other field expenses. Lease operating expenses also include expenses directly associated with support personnel, support services, equipment, facilities and insurance directly related to oil and natural gas production activities of the Properties.

Joint Interest Operations – The Operating Statements reflect only the proportionate interest of the properties to be acquired by Encana.

Subsequent Events – Management has evaluated subsequent events through June 19, 2014, the date the Operating Statements were available to be issued, and has concluded no events need to be reported during this period.

Unaudited Interim Operating Statements of
Certain Oil and Gas Properties of Freeport-McMoRan Oil & Gas LLC and
PXP Producing Company LLC (as described in Note 1)

	Three Month Ended March 31,
(in millions USD$)	2014	2013
Revenues	$384	$331
Direct Operating Expenses	61	56
Revenues in Excess of Direct Operating Expenses	$323	$275

See accompanying Notes to the Operating Statements

Notes to Unaudited Interim Operating Statements of
Certain Oil and Gas Properties of Freeport-McMoRan Oil & Gas LLC and
PXP Producing Company LLC (as described in Note 1)

1. Background and Basis of Presentation

Background – On May 6, 2014 Freeport-McMoRan Oil & Gas LLC and PXP Producing Company LLC (collectively, “FM O&G”), entered into a definitive purchase and sale agreement (“PSA”) to sell their Eagle Ford shale assets (the “Properties”) for $3.1 billion to Encana Oil & Gas (USA) Inc., a subsidiary of Encana Corporation (collectively, “Encana”).   The parties expect the transaction will close on June 20, 2014, and will be effective as of April 1, 2014.

Basis of Presentation – The accompanying unaudited interim Operating Statements containing revenues and direct operating expenses relate to the operations of the Properties and are prepared in accordance with the financial reporting framework specified in subsection 3.11(5) of National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards for an operating statement.

The line items in the Operating Statements have been prepared in all respects using accounting policies that are permitted by generally accepted accounting principles in the United States of America (U.S. GAAP) applicable to publicly accountable enterprises, with such accounting policies applying to those line items as if such line items were presented as part of a complete set of financial statements.

Accordingly, the Operating Statements include the following line items: Revenues (consisting of crude oil, natural gas and natural gas liquid sales, net of royalties), Direct Operating Expenses and Revenues in Excess of Direct Operating Expenses related to the Properties. Historically, the Properties were not prepared nor presented in financial statements on a stand-alone basis or in separate legal entities. As a result, the accompanying statements vary from a complete income statement in accordance with U.S. GAAP in that they do not reflect certain expenses that were incurred in connection with the ownership and operation of the Properties including, but not limited to, general and administrative expenses, interest expense and federal and state income tax expenses. These costs were not separately allocated to the Properties in the accounting records of FM O&G and are not indicative of costs which would have been incurred by the Properties on a stand-alone basis. In addition, these costs would not be indicative of the historical performance of the Properties had they been Encana’s properties because of potential differences in the size, structure, operations and accounting policies of FM O&G and Encana. The accompanying statements also do not include provisions for depreciation, depletion, amortization and accretion, as such amounts may not be indicative of the costs which Encana may incur upon the allocation of the purchase price paid for the Properties. Furthermore, no balance sheet has been presented for the Properties because their historical cost and related working capital balances are not segregated or easily obtainable, nor has information about the Properties’ operating, investing and financing cash flows been provided for similar reasons. Accordingly, the historical Operating Statements of the Properties are presented in lieu of the full financial statements.

These Operating Statements are not indicative of the results of operations for the Properties on a go forward basis.

The line items included in these Operating Statements are measured using the currency of the economic environment in which the Properties operate.  These Operating Statements are presented in United States (U.S.) dollars.

2. Significant Accounting Policies

Use of Estimates – The revenues and direct operating expenses are derived from the historical operating statements of FM O&G. U.S. GAAP requires management to make estimates and assumptions that affect such line items. Actual results could be different from those estimates.

Revenue Recognition – Oil and gas revenue is recognized upon delivery and passage of title using the sales method for gas imbalances, net of any royalty interests or other profit interests in the produced product. Oil and gas royalties in the U.S. are paid, pursuant to a lease agreement, to the owners of the mineral rights, which can include private citizens, state governments or the federal government. Royalties can also be granted out of the lessee’s interest in the lease (often referred to as an overriding royalty). At the time the PSA was executed, the royalty rates on the Properties ranged from 14% to 31%.

Direct Operating Expenses – Direct operating expenses are recognized when incurred and consist of the direct expenses of operating the Properties. The direct operating expenses include lease operating expenses, electricity, production and ad valorem taxes, gathering, processing and transportation expenses. Lease operating expenses include lifting costs, well repair expenses, surface repair expenses, well workover costs and other field expenses. Lease operating expenses also include expenses directly associated with support personnel, support services, equipment, facilities and insurance directly related to oil and natural gas production activities of the Properties.

Joint Interest Operations – The Operating Statements reflect only the proportionate interest of the properties to be acquired by Encana.

Subsequent Events – Management has evaluated subsequent events through June 19, 2014, the date the Operating Statements were available to be issued, and has concluded no events need to be reported during this period.

SCHEDULE C

UNAUDITED PRO FORMA OPERATING STATEMENTS OF ENCANA AFTER GIVING EFFECT TO
THE ACQUISITION, FOR THE YEAR ENDING DECEMBER 31, 2013 AND FOR THE THREE
MONTHS ENDED MARCH 31, 2014

Encana Corporation
Unaudited Pro Forma Operating Statement
For the Year Ended December 31, 2013

	Encana Corporation	Eagle Ford Assets	Pro Forma
(in millions USD$)
Revenues	$5,858	$1,332	$7,190
Direct Operating Expenses	2,469	197	2,666
Revenues in Excess of Direct Operating Expenses	$3,389	$1,135	$4,524

See accompanying Notes to the Unaudited Pro Forma Operating Statements

Encana Corporation
Unaudited Pro Forma Interim Operating Statement
For the Three Months Ended March 31, 2014

	Encana Corporation	Eagle Ford Assets	Pro Forma
(in millions USD$)
Revenues	$1,892	$384	$2,276
Direct Operating Expenses	615	61	676
Revenues in Excess of Direct Operating Expenses	$1,277	$323	$1,600

See accompanying Notes to the Unaudited Pro Forma Operating Statements

Encana Corporation
Notes to Unaudited Pro Forma Operating Statements
Year Ended December 31, 2013 and Three Months Ended March 31, 2014

1. Background:

On May 6, 2014 Encana Corporation and a wholly-owned subsidiary (collectively, “Encana”) entered into a definitive purchase and sale agreement (“PSA”) to purchase the Eagle Ford shale assets (the “Properties”) from Freeport-McMoRan Oil & Gas LLC and PXP Producing Company LLC (collectively, “FM O&G”), in exchange for cash consideration of $3.1 billion, subject to closing adjustments.  The acquisition closed on June 20, 2014, with an effective date of April 1, 2014.

2. Basis of Presentation:

The unaudited Pro Forma Operating Statements have been prepared from information derived from and should be read in conjunction with the following:

−	Encana’s audited Consolidated Financial Statements for the year ended December 31, 2013 and the unaudited Interim Condensed Consolidated Financial Statements for the three months ended March 31, 2014.

−	The audited Operating Statement of the Eagle Ford Assets for the year ended December 31, 2013 and the unaudited Operating Statement of the Eagle Ford Assets for the three months ended March 31, 2014.

The unaudited Pro Forma Operating Statements do not include any provision for depletion and depreciation, accretion of discounts attributable to asset retirement obligations, future capital costs, impairment, general and administrative costs and income taxes as these amounts are based on the consolidated operations of Encana.

The unaudited Pro Forma Operating Statements have been prepared in accordance with the accounting policies that are permitted by generally accepted accounting principles in the United States of America (U.S. GAAP) applicable to publicly accountable enterprises, with such accounting policies applying to those line items as if such line items were presented as part of a complete set of financial statements and under applicable Canadian securities legislation. The unaudited Pro Forma Operating Statements vary from complete income statements in accordance with U.S. GAAP in that certain notes and information have been omitted or condensed for the purpose of the unaudited Pro Forma Operating Statements.

The unaudited Pro Forma Operating Statements give effect to the acquisition as if it occurred on January 1, 2013.  In the opinion of management of Encana, the unaudited Pro Forma Operating Statements include all the necessary adjustment for fair presentation.  However, the unaudited Pro Forma Operating Statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

The line items included in these unaudited Pro Forma Operating Statements are presented in United States (U.S.) dollars.

3. Significant Accounting Policies

Revenue Recognition:

Oil and gas revenue is recognized when production is sold to a purchaser at a determinable price, delivery has occurred, title has transferred and collectability is probable, net of any royalty interests in the produced product. Oil and gas royalties are recorded at the time product is produced.  Royalties are calculated in accordance with the applicable regulations and /or the terms of the individual royalty agreements.

Direct Operating Expenses:

Direct Operating Expenses are recognized when incurred. The Direct Operating Expenses include lease operating expenses, electricity, production and ad valorem taxes, gathering, processing and transportation expenses. Lease operating expenses include lifting costs, well repair expenses, surface repair expenses, well workover costs and other field expenses. Lease operating expenses also include expenses directly associated with support personnel, support services, equipment, facilities and insurance directly related to oil and natural gas production activities of the Encana’s oil and gas properties.

For Encana, the line items included in Direct Operating Expenses include the following line items from its Consolidated Financial Statements: Production and mineral taxes, Transportation and processing and Operating expenses.

Joint Interest Operations – The Operating Statements used in preparing these unaudited Pro Forma Operating Statements reflect only the proportionate interest of the properties to be acquired by Encana.